U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, WI 53202

December 28, 2021

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Mairs & Power Funds Trust (the “Trust”)
Securities Act Registration No: 333-174574
Investment Company Act Registration No: 811-22563

Dear Sir or Madam:

Pursuant to Section 14(a) of the Securities Exchange Act of 1934, transmitted herewith by the Trust on behalf of its series, the Mairs & Power Small Cap Fund, Mairs & Power Growth Fund and Mairs & Power Balanced Fund (the “Funds”) is a Preliminary Proxy Statement on Schedule 14A. The purpose of the proxy statement is a request for shareholders to consider and approve a reorganization of the Funds.

If you have any questions regarding the enclosed, please do not hesitate to contact the undersigned at (513) 629-8104.

Very truly yours,

/s/ Jay S. Fitton

Jay S. Fitton
For U.S. Bank Global Fund Services

Enclosures